Mail Stop 4561

July 14, 2008

VIA USMAIL and FAX (623) 465-2571

Mr. Yada Schneider
President and Chief Executive Officer
Genesis Holdings, Inc.
15849 N. 71st Street, Suite 226
Scottsdale, Arizona 85254

     Re: **Genesis Holdings, Inc.**
             Form 10-KSB for the year ended December 31, 2007
             Filed on March 31, 2008
             File No. 000-33073

Dear Mr. Yada Schneider:

     We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

     In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm

1.   The audit report of Jewett, Schwartz, Wolfe & Associates only covers the
        consolidated statements of operations, changes in shareholders' deficiency and
        cash flows for the year ended December 31, 2007. Please explain why you did not
        include an opinion for those statements for the year ended December 31, 2006 as
        required by Item 310(a) of Regulation S-B.

Certifications

2.   We note that the identification of the certifying individual at the beginning of the
        certification (filed in conjunction with this Form 10-KSB and your March 31,
        2008 Form 10-Q) required by Exchange Act Rule 13a-14(a) also includes the title
        of the certifying individual. Considering that the certifications must be signed in
        a personal capacity, please confirm to us that your officers signed such
        certifications in a personal capacity and that you will revise your certifications in
        future filings to exclude the title of the certifying individual from the opening
        sentence.

3.   Additionally, we note that your certifications filed in conjunction with your
        March 31, 2008 Form 10-Q were not filed in the exact form as outlined in Item
        601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include deleting the
        language "(the registrant's fourth fiscal quarter in the case of an annual report)" in
        paragraph 4(d) and replacing the word "registrant" with "smaller reporting
        issuer."   Please confirm that future filings will include certifications in the exact
        form as outlined in Item 601(B)(31)(i) of Regulation S-K.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2008

Financial Statements and Notes

Condensed Consolidated Balance Sheet, page 3

4.   During 2008 you completed a transaction to legally acquire BioAuthorize, Inc. in
        exchange for 20,000,000 shares of your common stock issued to the five
        BioAuthorize, Inc. shareholders. Please clarify whether this transaction was
        accounted for as a reverse acquisition per paragraph 17 of SFAS 141. If so,
        please advise us why the equity section of your balance sheet as of December 31,
        2007 does not appear to be restated under reverse acquisition accounting. Finally
        tell us what consideration you gave to disclosing your accounting treatment for
        this transaction in the footnotes.

5.   Further regarding the BioAuthorize, Inc. transaction, we note that the pro forma
        financial statements included in your Form 8-K filed on May 5, 2008 are dated as
        of December 31, 2008 and do not include the historical financial statements of the
        two entities and the pro forma adjustments to the historical financial statements of
        the individual entities. Please revise the presentation to comply with Rule 8-05 of
        Regulation S-X. This should include reflecting the transfer of land to the majority
        shareholder. Refer to SFAS 144 for guidance on reflecting discontinued
        operations. Refer to Article 11 of Regulation S-X for enhanced guidelines for the
        preparation of pro forma information.

Note 2. Basis of Presentation, page 6

6.   Please tell us how you accounted for the sale of Genesis Land, Inc. and the return
        of your common stock from your majority shareholder, Bankston Third Family
        LP. Include in your response a discussion of the timing of the various
        components of the transaction, the methods used to determine the value ascribed
        to Genesis Land, Inc. and the returned common shares, whether you realized a
        gain or loss, whether you received any proceeds during 2008 from land sales prior
        to the disposal and your consideration for disclosing your accounting treatment
        for the transaction and other information required under SFAS 144 and APB 29.

Note 3. Going Concern, page 7

7.   We note that you refer to funding from your affiliate company, Genesis Land Inc.
        (Genesis) and imply the possibility of receiving additional funds from Genesis.
        However, given that you disposed of Genesis, please clarify the on-going
        relationship such that you could potentially receive funding. We note on page 13,
        your assessment that cash on hand and expected cash flow was not substantial
        enough to sustain the Company for more than thirty days. Advise us of your
        current liquidity position and tell us what consideration you gave to disclosing
        within Note 3 the thirty day timeframe along with a more detailed discussion of
        your plans to obtain funding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

8.   Your disclosure indicates that the change in cash used by operating activities is
        due primarily to activities related to Genesis Land, Inc. Since the historical
        financial statements presented appear to be those of the accounting acquirer,
        BioAuthorize, Inc., clarify the nature of the transactions related to Genesis Land
        that affected cash flows during the period.

                                        *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant